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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

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WILL ALPERN,                         :
                                     :
                   Plaintiff,        :
                                     :
    v.                               :     Civil Action No. 13918
                                     :                      -----
TRANSCO ENERGY COMPANY, JOHN P.      :
DESBARRES, ROBERT W. FRI, J. DAVID   :
GRISSOM, BENJAMIN F. BAILAR,         :
GORDON F. AHALT, FREDERICK H.        :
SCHULTZ, WILLIAM H. LUERS, and       :
WILLIAMS COMPANIES INC.,             :
                                     :
                   Defendants.       :
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                                   COMPLAINT
                                   ---------

     Plaintiff, by and through his attorneys, alleges as follows:

                                  THE PARTIES
                                  -----------

     1. Plaintiff brings this action as a class action on behalf of himself and all other shareholders of Transco Energy Company ("Transco") who are similarly situated to enjoin any and all efforts by the defendants to be acquired by Williams Companies Inc. ("Williams") by means of a coercive front-end loaded two-step tender offer/merger, to which Transco's directors have agreed in breach of their fiduciary duties. Plaintiff further brings this action to enjoin any and all efforts by defendants to enforce any anti-takeover devices including the lock-up option granted Williams described below. Plaintiff also seeks to recover damages from the director defendants for breach of fiduciary duty in connection with the proposed acquisition of Transco. Defendants' actions constitute a breach of fiduciary duty to inform themselves, to

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maximize shareholder value, and to protect the interests of the public shareholders. The director defendants are utilizing their fiduciary positions of control over Transco to agree to a coercive transaction when they should protect the public shareholders from such coercion.

     2.  Plaintiff is the owner of common stock of Transco.

     3. Defendant Transco is a Delaware corporation with its principal executive offices located at 2800 Post Oak Boulevard, P.O. Box 1396, Houston, TX 77251. Transco transports and markets natural gas; develops and owns independent electric power generation facilities; mines, markets, and transports coal; explores for oil and natural gas; and produces and sells natural gas liquids.

     4. The following individual defendants (the "director defendants") constitute the entire Board of Directors of Transco; John P. Desbarres, Robert
W. Fri, J. David Grissom, Benjamin F. Bailer, Gordon F. Ahalt, Frederick H. Schultz, and William H. Luers.

     5. By reason of their relationships and offices, the director defendants are in a fiduciary relationship with plaintiff and other public shareholders of Transco and owe to them the highest obligations of good faith and fair dealing.

     6. Defendant Williams is a Delaware corporation with subsidiaries that transport and sell natural gas and petroleum products; operate a digital fiber optic and microwave telecommunications system; and offer data, voice, and video related


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products and services. Williams is sued as an aider and abettor of the director defendants' breaches of fiduciary duty described herein.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     7. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the rules of the Court of Chancery, on behalf of all common stockholders of Transco (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants and except for all persons seeking to buy Transco as an entity, either by friendly or hostile means) who are being threatened with a coercive tender offer and deprived of the opportunity to maximize the value of their Transco stock by the wrongful acts of the defendants described herein (the "Class").

     8. This action is properly maintainable as a class action for the following reasons:

         a. The Class is so numerous that joinder of all Class members is impracticable. There are approximately 15,700 holders of shares of Transco common stock outstanding. Members of the Class are scattered throughout the United States. Furthermore, as the damage suffered by individual Class members may be small, the expense and burden of individual litigation makes it impossible for the Class members, individually, to redress wrongs done to them.

         b. There are questions of law and fact which are common to the members of the Class and which predominate over any


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questions affecting only individual members, including whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of:

              (i) their agreement to a coercive two-step merger, which includes a front-end loaded tender offer and a lock-up provision to prevent Transco public shareholders from maximizing the value of their holdings;

             (ii) engaging in plans and schemes unlawfully to thwart offers and proposals from third parties; and

            (iii) approving and causing Transco to agree to an onerous "lock-up" provision with Williams.

          c. The claims of plaintiff are typical of the claims of the other members of the Class, and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

          d. Plaintiff is a member of the Class, has sustained and will sustain damages, is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class. There will be no difficulty in the management of this case as a class action.

          e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the


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Class that would establish incompatible standards of conduct for the party opposing the Class.

          f. Defendants have acted and/or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the Class as a whole.

          g. A class action is superior to the other available methods for adjudication of this controversy.


                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     9. On or about December 12, 1994, defendants announced that Transco had agreed to be acquired by Williams in a two-step transaction. In the first step, Williams will make a tender offer for 60% of Transco's common shares at $17.50 cash per share. Once Williams has control of Transco by means of the tender offer, the second step, "mop up" merger will go forward with the remaining 40% of Transco's common shares being exchanged for .625 of a share of Williams common stock for each remaining share of Transco stock. On December 9, 1994, the last trading day before the announcement of the deal, Williams was trading at 26-7/8 per share. Therefore, .625 of a Williams share had an unaffected market value of less than $16.80. Consequently, Transco shareholders will be coerced to tender their shares in order to get the higher cash consideration in the tender offer for at least 60% of their shares rather than risk receiving the lower merger consideration for all of their shares in the merger if the coercive tender offer is successful.


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     10.  The gross unfairness of the merger consideration is clear. During the last 12 months, Transco has traded as high as 16 7/8 per share, higher than the offered second-step merger consideration. But because of the coercive nature of the transaction, Transco shareholders will be forced to tender regardless of whether they believe the price is unfair and inadequate. By agreeing to this structure, the director defendants have breached their fiduciary duties owed to plaintiff and the Class to protect them from such coercive, inadequate transactions. By proposing and agreeing to this structure, Williams knowingly participated in the director defendants' breach of fiduciary duties.

     11. Also, as part of the transaction, the director defendants have agreed to a sweetheart "lock-up" deal with Williams, pursuant to which Williams may buy up to 7.5 million additional Transco common shares at $17.50, representing over 15% of Transco stock. This lock-up option could be used to assure that Williams gains control of Transco and can complete the second step merger even if the coercive tender offer is not completely effective. In addition, the lock-up is designed to discourage other bidders. Indeed, if Williams seeks to exercise the option, Transco would have to pay $2 per option share, $15 million total, in cash to cancel the option.

     12. If the coercive transaction and lock-up option are permitted to survive in the face of the director defendants' failure and refusal to pursue the interests of the public

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shareholders, the Company's shareholders who wish to avail themselves of bona
                                                                         ----
fide offers to purchase their shares for fair value or who wish to reject the
- ----
Williams transaction as unfair and inadequate would be deprived of the ability to do so.

     13. By agreeing to the coercive transaction and to the lock-up option, the director defendants, without shareholder approval, caused a fundamental shift of power from Transco's shareholders to themselves. These actions permit the directors to act as the prime negotiators of -- and, in effect, totally to preclude -- any and all competing offers through their power to use the onerous
                    ---
lock-up option to discourage other bidders.

     14. This fundamental shift of control of Transco's destiny from the hands of its shareholders to the hands of the director defendants results in a heightened fiduciary duty of the director defendants to consider, in good faith, any third-party bid, and further requires the director defendants to pursue third party interest in acquiring Transco and to negotiate in good faith with bidders on behalf of Transco's shareholders.

     15. The director defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein.

     16. The lock-up option was not granted by an informed, disinterested board motivated to encourage the bidding process and maximize value for the benefit of the stockholders. The lock-up option was granted by the board to protect the coercive front-end
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loaded buyout, terminating any further opportunity for meaningful third-party bidding or meaningful stockholder choice.

     17. Unless enjoined by this Court, the director defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class to the irreparable harm of the Class, as aforesaid.

     18. Williams knew or recklessly disregarded the facts set forth herein concerning the director defendants breaches of fiduciary duty. Nonetheless, Williams has participated in and advanced those breaches. Consequently, Williams is liable as an aider and abettor of the breaches of fiduciary duty alleged herein.

     19.  Plaintiff and the Class have no adequate remedy at law.

  WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

  A.  Declaring that this action is properly maintainable as a class action.

  B. Declaring that the director defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to the Class.

  C. Granting injunctive relief against the defendants' approval of the Williams transaction, against the completion of the coercive tender offer, against the enforcement of the lock-up option, and against any other actions that might be taken to, or have the effect of, diminishing shareholder value.


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     D.   Requiring the director defendants to fulfill their fiduciary duties to maximize shareholder values by exploring third-party interest and accepting the highest offer obtainable for the public shareholders or by permitting the shareholders to make that decision free from any coercion.

     E.   Awarding plaintiff and the Class compensatory damages.

     F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees.

     G. Granting such other and further relief as this Court may deem just and proper.

Dated:  December 12, 1994                      CHIMICLES, JACOBSEN & TIKELLIS


                                               /s/ Carolyn D. Mack
                                               -------------------------------
                                               Pamela S. Tikellis
                                               James C. Strum
                                               Carolyn D. Mack
                                               One Rodney Square
                                               P.O. Box 1035
                                               Wilmington, DE  19899
                                               (302) 656-2500

                                               Attorneys for Plaintiff

OF COUNSEL:

WOLF, HALDENSTEIN, ADLER, FREEMAN & HERZ
270 Madison Avenue
New York, NY  10016

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